

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
Thomas Hennigan
Chief Executive, Financial and Accounting Officer
REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

> **Re: REIA Investments, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 24, 2013**
> **File No. 024-10341**

Dear Mr. Hennigan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Our Strengths and relationships with Real Estate Investment Associations, page 27

1.   We note your response to comment 6 that "National REIA has agreed to promote, informally, the offerings that the Company may have to all member associations and to tens of thousands of individual investors. In exchange, REIA Investments, LLC will become a business partner with National REIA…." If the reference to "offerings" refers to the offering of your securities and your potential properties, please clarify why National REIA's participation does not make it an underwriter in this offering. Additionally, please further revise your disclosure to refer to the National REIA in the third person.

Capitalization, page 34

2.   Please tell us, and clarify in the Notes to Financial Statements, the nature of the $750 owed as of March 31, 2013. If this represents accounts payable incurred in the ordinary

course of operations, please remove from the capitalization table. If this represents short-term debt, please parenthetically disclose the associated interest rate in the capitalization table, and include a discussion of the terms of the debt in the Notes to Financial Statements.

3.   Please revise to exclude the additional common units your manager intends to purchase unless these units have actually been purchased or their purchase will occur contemporaneously with, and as a result of, the offering.

4.   Please revise the reported Retained Earnings/(Deficit) amount to agree to your March 31, 2013 balance sheet. Please also revise the amounts to be outstanding after the offering to agree to the amount outstanding as of the latest balance sheet date or tell us why you believe the amount of Retained Earnings/(Deficit) will change as a result of the offering.

Plan of Distribution, page 37

5.   We note your response to comment 9 where you state that "education on real estate and real estate related investments is not a prerequisite to REIA membership." As such, please delete this sentence, "[T]his requirement is to assure that prospective investors are somewhat educated on real estate and real estate related investments prior to investing."

6.   Please fill in the blanks for the disclosure related to your escrow arrangement.

7.   You use the term "prospectus" in this section. Please note that this offering statement does not include a prospectus. As such, please revise to eliminate any references to a prospectus throughout this document.

8.   Please tell us how you will update prospective investors of material and/or fundamental changes to your operations after the qualification of this offering statement.

Summary of Operating Agreement, page 45

9.   You refer to your securities as "preferred units." Please revise this section to clarify if the units have a liquidation preference.

Cash Distributions, page 46

10.   Where you do not have enough "cash available from operations" to support a 7% annualized return to Class A Preferred members, please revise to explain the weighting that will be applied in paying out distributions.

Accounting and Reports, page 47

11.   Please clarify if your reports will disclose the capital account balance for each member.

Withdrawal from Fund, page 48

12.   You disclose that the capital account amount is the "amount… paid in cash… less any withdrawals." Please revise to reconcile this with your disclosure that the capital account is adjusted for income/losses and distributions.

13.   Please disclose the time frame your manager is required to act on a withdrawal request.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Liquidity and Capital Resources, page 46

14.   Please revise the disclosure that states your only cost thus far has been legal fees. As previously noted, it appears that you have also incurred rents, accounting fees, office expense and advertising expense in addition to legal fees.

Exhibits

15.   Please file an updated consent from your auditor.

Exhibit 5. Opinion re Legality

16.   We note your response to comment 17 of our comment letter dated June 4, 2013. Please revise to relocate counsel's opinion that "the preferred units will, when sold, be legally issued, fully paid and non-assessable" to the paragraph that contains the other opinions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the offering statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel